CROSSHAIR EXPLORATION & MINING CORP.

UNAUDITED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For The Nine Months Ended

JANUARY 31, 2007 and 2006

CROSSHAIR EXPLORATION & MINING CORP.	Schedule 1
BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

	January 31,	April 30,
	2007	2006

ASSETS

Current
Cash and cash equivalents	$9,306,720	$13,947,976
Marketable Securities (Note 3)	182,032	-
Receivables	318,138	229,327
Due from related parties (Note 8)	-	4,167
Prepaid expenses	194,401	138,792
Exploration advances (Note 5a)	11,047	-

	10,012,338	14,320,262

Equipment (Note 4)	163,884	126,369
Mineral properties (Note 5)	11,819,005	3,919,761

	$21,995,227	$18,366,392

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$272,224	$212,220
Due to Paragon (formerly Rubicon) (Note 5e)	188,412	-
Due to related parties (Note 8)	11,564	14,221

	472,200	226,441
Shareholders' equity
Capital stock (Note 6 & Schedule 4)
Authorized
Unlimited number of common shares without par value
Issued
63,585,091 (April 30, 2006 – 58,356,045) common shares	34,602,194	29,135,054
Contributed surplus (Note 6 & Schedule 4)	2,772,057	1,188,003
Deficit	(15,851,224)	(12,183,106)

	21,523,027	18,139,951

	$21,995,227	$18,366,392

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

“Mark J. Morabito”	Director	“Geir Liland”	Director
Mark J. Morabito		Geir Liland

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.	Schedule 2
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months ended		For the nine months ended
	January 31,		January 31,

	2007	2006	2007	2006

EXPENSES
Amortization	$10,903	$820	$26,335	$1,080
Audit and accounting	10,618	44,078	31,746	99,413
Consulting	22,832	76,475	132,920	191,701
Directors fees (Note 8)	14,000	21,000	38,000	48,000
Insurance	9,574	-	25,819	-
Investor relations	32,498	43,922	110,985	90,347
Legal (Note 8)	42,927	32,977	156,501	112,775
Management fees (Note 8)	15,000	37,500	35,000	150,000
Miscellaneous property investigations	1,522	41,788	1,522	95,662
Office and miscellaneous	169,246	100,186	442,090	190,403
Rent	20,996	16,549	62,980	38,379
Stock-based compensation (Note 6 & Schedule 4)	897,037	932,722	2,191,363	1,017,627
Transfer agent and filing fees	13,914	65,402	33,004	80,069
Travel	53,946	30,381	156,470	101,146
Wages and salaries	222,684	10,023	658,047	10,023
	(1,537,697)	(1,453,823)	(4,102,782)	(2,226,625)

OTHER ITEMS
Management income (Note 8)	15,000	3,000	25,000	9,000
Interest income	78,695	96,494	300,683	133,247
Realized gains – marketable securities	104,498	-	104,498	-
Unrealized gains – marketable securities	4,483	-	4,483	-
Write-off of mineral properties (Note 5)	-	(196,036)	-	(1,518,429)
	202,676	(96,542)	434,664	(1,376,182)

Loss before income tax	(1,335,021)	(1,550,365)	(3,668,118)	(3,602,807)

Income tax recovery	-	1,508,120	-	1,508,120

Loss for the period	$(1,335,021)	$(42,245)	$(3,668,118)	$(2,094,687)

Basic and diluted loss per common share	$(0.02)	$(0.00)	$(0.06)	$(0.05)

Weighted average number of common shares outstanding	62,488,675	55,566,912	60,340,441	43,868,135

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.	Schedule 3
STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months ended		For the nine months ended
	January 31,		January 31,

	2007	2006	2007	2006

CASH FLOWS FROM OPERATING
ACTIVITIES
Loss for the period	$(1,335,021)	$(42,245)	$(3,668,118)	$(2,094,687)
Items not affecting cash:
Amortization	10,903	820	26,335	1,080
Stock-based compensation	897,037	932,722	2,191,363	1,017,627
Write-off of mineral properties	-	196,036	-	1,518,429
Income tax recovery	-	(1,508,120)	-	(1,508,120)
Unrealized gains – marketable securities	(4,483)	-	(4,483)	-

Changes in non-cash working capital items:
Receivables	185,979	103,129	(88,811)	(157,242)
Prepaid expenses	33,220	(170,461)	(55,609)	(172,307)
Exploration advance	92,208	-	(11,047)	-
Accounts payable and accrued liabilities	22,023	(11,602)	(23,055)	10,689
Due from related parties	-	22,130	4,167	3,210
Due to related parties	4,407	(26,616)	(2,657)	(7,741)

Net cash used in operating activities	(93,727)	(504,207)	(1,631,915)	(1,389,062)

CASH FLOWS FROM INVESTING
ACTIVITIES
Mineral properties	(2,261,921)	(801,370)	(6,738,035)	(1,984,100)
Marketable securities	(177,549)	-	(177,549)	-
Acquisition of equipment	(43,134)	(30,576)	(63,850)	(30,576)

Net cash used in investing activities	(2,482,604)	(831,946)	(6,979,434)	(2,014,676)

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of shares for cash	2,147,447	12,309,039	3,781,681	13,346,126
Share issue costs	-	(561,206)	-	(561,206)
Due to Paragon (formerly Rubicon)	148,867	-	188,412	-

Net cash provided by financing activities	2,296,314	11,747,833	3,970,093	12,784,920

Net change in cash during the period	(280,017)	10,411,680	(4,641,256)	9,381,182

Cash and cash equivalents, beginning of period	9,586,737	3,716,209	13,947,976	4,746,707

Cash and cash equivalents, end of period	$9,306,720	$14,127,889	$9,306,720	$14,127,889

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.	Schedule 4
STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Number of			Contributed
	Shares	Price	Amount	Surplus	Deficit	Total
Balance at April 30, 2005	37,610,540		$16,399,309	$606,495	$(10,007,633)	$6,998,171

Issued for:
Private placement (Note 6 (c))	12,977,500	$0.80-1.00	11,182,000	-	-	11,182,000
Finder’s fee (Note 6 (c))	402,741	0.80	322,193	-	-	322,193
Less: Share issue costs (Note 6 (c))	-	-	(1,536,806)	-	-	(1,536,806)
Property acquisition (Note 6 (g))	400,000	0.76-0.90	317,000	-	-	317,000
Exercise of agent’s options and stock	2,363,874	0.25-0.85	1,886,491	-	-	1,886,491
options (Note 6 (d))
Exercise of agent’s warrants (Note 6 (e))	438,418	0.50-0.75	280,688	-	-	280,688
Exercise of warrants (Note 6 (f))	4,162,972	0.30-1.25	1,792,299	-	-	1,792,299
Stock-based compensation for the year	-	-	-	1,335,620	-	1,335,620
Less: fair market value of stock options	-	-	-	(754,112)	-	(754,112)
exercised (Note 6 (d))
Tax benefit renounced to flow-through share	-	-	(1,508,120)	-	-	(1,508,120)
subscribers
Loss for the year	-	-	-	-	(2,175,473)	(2,175,473)

Balance at April 30, 2006	58,356,045	-	29,135,054	1,188,003	(12,183,106)	18,139,951
Issued for:

Property acquisition (Note 6 (j))	445,000	1.27-3.29	1,078,150	-	-	1,078,150
Exercise of agent’s options and stock
options (Note 6 (h))	1,629,455	0.23-1.32	1,469,777	-	-	1,469,777
Exercise of agent’s warrants (Note 6 (i))	131,455	0.75-1.25	137,930			137,930
Exercise of warrants (Note 6 (i))	3,023,136	0.75-1.75	2,781,283	-	-	2,781,283
Stock-based compensation for the period	-	-	-	2,191,363	-	2,191,363
Less: fair market value of stock options
exercised (Note 6 (h))	-	-	-	(607,309)	-	(607,309)
Loss for the period	-	-	-	-	(3,672,601)	(3,672,601)

Balance at January 31, 2007	63,585,091		$34,602,194	$2,772,057	$(15,855,707)	$21,518,544

Subsequent events (Note 11)

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate Guaranteed Investment Certificates. Interest earned is recognized immediately in operations.

Marketable securities

Effective October 1, 2006, the Company adopted Sections 1530 “Comprehensive Income”, 3251 “Equity”, and 3855 “Financial Instruments – Recognition and measurement” issued by the Canadian Institute of Chartered Accountants. The new sections required the Company to retroactively adopt these standards without restating prior periods. On the date of adoption of these sections, there was no material effect on the Company’s balance sheet. The adoption of these standards requires classifying all of the Company’s financial assets and liabilities in categories which clearly defined rules determine the standards to be applied. All of the Company’s financial instruments are being classified on the balance sheet at fair value as held-for-trading. Changes in fair value are therefore recognized as part of net loss for the period.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following rates and methods:

Computer hardware	30% Declining balance
Computer software	45% Declining balance
Exploration equipment	20% Declining balance
Furniture and fixtures	20% Declining balance

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value in the period of the abandonment.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Flow-through shares

Canadian tax legislation permits a company to issue flow-though shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as recovery of income taxes in the statement of operations.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

3.	MARKETABLE SECURITIES

January 31, 2007		April 30, 2006

Market	Cost	Market	Cost

$182,032	$177,549	$-	$-

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

4.	EQUIPMENT

	January 31, 2007			April 30, 2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$67,702	$10,952	$56,750	$60,514	$1,990	$58,524
Computer hardware	39,928	10,765	29,163	16,202	5,688	10,514
Computer software	32,936	1,968	30,968	-	-	-
Exploration equipment	61,915	14,912	47,003	61,915	4,584	57,331

	$202,481	$38,597	$163,884	$138,631	$12,262	$126,369

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES

	Golden	Moran	Otter / Portage		Southern	Glenwood	Wings	Beigou
	Promise	Lake	Lake	Sinbad	Golden	Break	Point -Titan	Gold	Other
	Property	Property	Property	claims	Promise	Property	Property	Property	Properties	Total

Balance at April 30, 2005	$-	$598,500	$-	$-	$536,289	$785,163	$392,409	$171,444	$-	$2,483,805
	-
Drilling and trenching	-	323,008	-	-	37,929	32,349	-	-	55,046	448,332
Geology	-	541,753	400	8,597	145,301	73,089	10,872	41,410	7,504	828,926
Geophysics	-	1,085,376	-	-	98,112	3,562	-	-	-	1,187,050
Administration	-	152,555	-	-	36,148	4,188	2,463	17,081	561	212,996
Technical analysis	-	87,725	-	-	110,393	22,438	104	-	664	221,324
Acquisition costs	-	290,000	70,000	4,125	82,000	-	-	-	-	446,125
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Total expenditures for the year	-	2,214,117	70,400	12,722	487,733	98,933	(17,887)	58,491	29,876	2,954,385
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(29,876)	(1,518,429)

Balance at April 30, 2006	$-	$2,812,617	$70,400	$12,722	$1,024,022	$-	$-	$-	$-	$3,919,761

Drilling and trenching	491,614	1,719,517	94,698	-	514,059	-	-	-	-	2,819,888
Geology	29,468	1,438,132	34,741	3,127	72,636	-	-	-	-	1,578,104
Geophysics	-	1,354,728	62,900	-	79,961	-	-	-	-	1,497,589
Administration	43,989	235,176	7,765	-	41,327	-	-	-	-	328,257
Technical analysis	12,483	293,823	8,261	-	40,189	-	-	-	-	354,756
Acquisition costs	110,400	710,000	276,750	-	223,500	-	-	-	-	1,320,650
Total expenditures for the period	687,954	5,751,376	485,115	3,127	971,672	-	-	-	-	7,899,244
Write-off of mineral properties	-	-	-	-	-	-	-	-	-	-

Balance at January 31, 2007	$687,954	$8,563,993	$555,515	$15,849	$1,995,694	$-	$-	$-	$-	$11,819,005

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at January 31, 2007:

	Golden	Moran	Otter / Portage		Southern	Glenwood	Wings	Beigou
	Promise	Lake	Lake	Sinbad	Golden	Break	Point -Titan	Gold	Other
	Property	Property	Property	claims	Promise	Property	Property	Property	Properties	Total

Drilling and trenching	$491,614	$2,042,525	$94,698	$-	$565,064	$84,061	$126,550	$-	$57,054	$3,461,564
Geology	29,468	2,173,128	35,141	11,724	442,883	350,739	144,147	105,883	49,833	3,342,948
Geophysics	-	2,523,241	62,900	-	325,368	272,920	5,118	-	11,154	3,200,701
Administration	43,989	407,932	7,765	-	102,984	54,694	35,842	40,386	5,224	698,816
Technical analysis	12,483	423,467	8,261	-	226,045	108,375	34,831	304	22,396	836,162
Acquisition costs	110,400	1,260,000	346,750	4,125	355,500	50,000	59,360	83,362	107,102	2,376,599
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(218,864)	(1,707,417)

Balance at January 31, 2007	$687,954	$8,563,993	$555,515	$15,849	$1,995,694	$-	$-	$-	$-	$11,819,005

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…)

          a) GOLDEN PROMISE PROPERTY

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Property. The option agreement calls for:

i)	Issuing common shares:

	Number of shares
Within 5 days of the execution date of the agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)	Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and binding commitment)	$ 750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$ 4,000,000

1As at January 31, 2007, the Company incurred $577,554 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)	Maintain all underlying agreements on the property (outlined below):

a)

On June 14, 2004, Paragon (formerly Rubicon) entered into an agreement with Stephen Courtney and Newfoundland and Labrador Minerals Ltd. (“Vendors”) for an option to acquire a 100% interest in the Otter Brook Property, subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Paragon from the Vendors at any time for $1,000,000. Paragon has a right of first refusal on the remaining 1% NSR.

The following cash payments will be made to the Vendors:

	Amount
Within 10 days of agreement acceptance date	$5,000	Paid by Paragon
On or before June 14, 2005	5,000	Paid by Paragon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$35,000

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…)

b)

On May 22, 2002 Paragon (formerly Rubicon) entered into an agreement with William Mercer (“Owner”) for an option to acquire a 100% interest in 3 mineral licences (the Golden Promise Property), subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Paragon from the Owner at any time for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1% NSR.

The following cash payments will be made to the Owner:

	Amount
Upon execution of the agreement (after regulatory approval)	$15,000	Paid by Paragon
On or before June 1, 2003	40,000	Paid by Paragon
On or before June 1, 2004	50,000	Paid by Paragon
On or before June 1, 2005	50,000	Paid by Paragon
On or before June 1, 2006	75,000	Paid by the Company
	$230,000

Issuing common shares:

	Number of shares
Upon execution of the agreement (after regulatory approval)	-
On or before June 1, 2003	20,000	Issued by Paragon
On or before June 1, 2004	30,000	Issued by Paragon
On or before June 1, 2005	50,000	Issued by Paragon
	100,000

During the nine months ended January 31, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at January 31, 2007, Paragon had spent $575,953, leaving $11,047 to be spent in the subsequent period.

          b) MORAN LAKE PROPERTY

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…) The amended and restated agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004)
Within 5 business days of the approval date (original agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000	(Paid November 2006)
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000
	$575,000

ii)	Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000	(Issued November 2006)
Fourth year share payment	250,000
Fifth year share payment	250,000
	1,600,000

iii)	Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at January 31, 2007, the Company incurred $7,303,993 in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…)

          c) OTTER / PORTAGE LAKE PROPERTY

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000
On or before December 2, 2008	35,000
	$125,000

ii)	Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000
	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
	$600,000

As at January 31, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

          d) SINBAD CLAIMS

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…)

          e) SOUTHERN GOLDEN PROMISE, WINGS POINT – TITAN, GLENWOOD BREAK PROPERTIES

During February 2003, the Company entered into three separate option-JV agreements with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling.

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Paragon Minerals Corporation. As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written-off in the second quarter of 2006.

At January 31, 2007, the Company incurred $1,640,194 in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Property.

During the nine months ended January 31, 2007, the company advanced $370,000 to Paragon for Southern Golden Promise exploration costs and at January 31, 2007, Rubicon had spent $558,412 on behalf of the Company. As a result the Company owes Paragon $188,412.

          f) BEIGOU GOLD PROPERTY

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at January 31, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

          g) OTHER PROPERTIES WRITTEN-OFF

NORTH PAUL’S POND GOLD PROPERTY

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. On June 22, 2005, the Company terminated its option on the North Paul’s Pond Gold property and as a result has no further obligations. The related costs of $109,878 were written-off in the year ended April 30, 2005 and an additional $63,775 was written-off in the first quarter of 2006.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

5.	MINERAL PROPERTIES (cont’d…)

NORTH PAUL’S POND GOLD PROPERTY (cont’d….)

$33,899 was received for the North Paul’s Pond property in the third quarter of 2006. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

(a)

On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit was comprised of one common share and one non- transferable share purchase warrant. The warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contained a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeded $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provided written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. As of April 30, 2006, all the warrants associated with this private placement were exercised (Note 6 (f)).

(b)

On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit was comprised of one common share and one half of one transferable share purchase warrant. The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years. Share issue costs of $273,561 were incurred in relation to this private placement. As of January 31, 2007, 95,433 of the regular agent’s warrants, 439,350 of the agent’s compensation options, 203,264 of the agent’s warrants on the compensation options, and 2,258,608 of the regular warrants were exercised (Note 6 (d – f, h & i)).

(c)

On November 3, 2005 the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one- half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $1,536,806 were incurred in relation to this private placement. As of January 31, 2007, 78,676 of the agent’s warrants, 1,047,500 of the regular warrants and 959,329 agent’s options were exercised (Notes 6 (d –f, h & i)).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Share issuances (cont’d…)

(d)

During the year ended April 30, 2006, 151,150 agent’s options and 1,027,500 stock options at a price of $0.25 per share, 50,000 stock options at a price of $0.28 per share, 346,356 agent’s options at a price of $0.50, 738,868 agent’s options at a price of $0.85, and 50,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $1,132,379 ($754,112, representing the fair market value of the stock options, agent’s options, and broker’s warrants exercised was allocated to capital stock).

(e)

During the year ended April 30, 2006, 245,918 agent’s warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(f)

During the year ended April 30, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

(g)

During the year ended April 30, 2006, 100,000 common shares valued at $0.82 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

(h)

During the nine months ended January 31, 2007, the following options were exercised for total gross proceeds of $862,468 ($607,309 representing the fair market value of the stock options and agent’s options exercised was allocated to capital stock):

Stock Options		Agent’s Options
200,000	$ 0.23	92,994	$ 0.50
410,000	$ 0.25	220,461	$ 0.85
31,000	$ 0.28
360,000	$ 0.45	313,455
75,000	$ 0.58
5,000	$ 0.64
75,000	$ 0.90
50,000	$ 1.00
110,000	$ 1.32

1,316,000

(i)

During the nine months ended January 31, 2007, 62,500 shares at a price of $1.25 per share were returned to treasury and 2,057,775 warrants at $0.75 per share, 965,361 warrants at $1.25 per share, 62,500 shares at a price of $1.75 per share, 52,779 agent’s warrants at $0.75 per share, and 78,676 agent’s warrants at $1.25 were exercised for total gross proceeds of $2,919,213.

(j)

During the nine months ended January 31, 2007, 20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Share purchase warrants

At January 31, 2007, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

552,500	$0.75	March 15, 2007 (4)
16,411	$0.75	March 15, 2007(1)
1,937,500	$1.75	November 3, 2007(2) (5)
3,503,750	$1.25	November 3, 2007(2) (6)
122,694	$1.25	November 3, 2007(3)
6,132,855

(1)	These warrants were granted with the compensation options to the broker on completion of the private placement on March 15, 2005 (Note 6 (b)).
(2)	These warrants were granted in connection with the private placement on November 3, 2005 (Note 6 (c)).
(3)	These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 6 (c)).
(4)	Subsequent to January 31, 2007, 552,500 of these warrants were exercised.
(5)	Subsequent to January 31, 2007, 1,887,500 of these warrants were exercised
(6)	Subsequent to January 31, 2007, 3,141,250 of these warrants were exercised.

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board but not less than the closing market price on the date preceding the grant less allowable discounts as permitted by the Exchange of up to 25%, or such other prices as may be required or permitted by the Exchange at the time that the option is granted. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at January 31, 2007 and April 30, 2006 and changes during the periods then ended.

	January 31, 2007		April 30, 2006
		Weighted		Weighted
	Number	Average	Number	Average
	of options	Exercise Price	of options	Exercise Price

Outstanding, beginning of period	6,364,748	$0.68	4,774,622	$0.34
Exercised	(1,629,455)	0.53	(2,363,874)	0.48
Cancelled or expired	(600,000)	0.80	(393,750)	0.33
Granted	3,275,000	1.55	4,347,750	0.91

Outstanding, end of period	7,410,293	$1.08	6,364,748	$0.68

Currently exercisable	2,822,950	$0.74

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options, (cont’d)

At January 31, 2007, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
122,872	0.50	March 15, 2007*
338,421	0.85	November 2, 2007**
350,000	0.25	February 18, 2008
25,000	0.25	June 19, 2008
75,000	0.25	January 21, 2009
30,000	0.25	February 17, 2009
50,000	0.25	June 17, 2009
44,000	0.28	December 1, 2009
100,000	0.28	December 3, 2009
25,000	0.28	January 1, 2010
765,000	0.45	February 4, 2010
25,000	0.45	April 20, 2010
100,000	0.45	June 14, 2010
100,000	0.45	September 14, 2010
150,000	0.68	September 26, 2010
195,000	0.64	November 14, 2010
150,000	0.90	January 5, 2011
1,100,000	1.00	January 18, 2011
75,000	1.32	April 18, 2011
440,000	1.32	April 24, 2011
1,425,000	1.32	May 1, 2011
450,000	1.32	May 24, 2011
200,000	1.32	July 1, 2011
300,000	1.43	August 21, 2011
100,000	1.43	September 21, 2011
50,000	1.56	October 1, 2011
275,000	2.07	November 4, 2011
100,000	2.26	November 17, 2011
150,000	3.10	December 11, 2011
100,000	2.66	January 12, 2012

7,410,293

* 562,222 compensation options were issued to the broker in connection with the completion of the private placement on March 15, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Note 6(b)).

** 1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Notes 6(c & h)).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options released in the nine months ended January 31, 2007 totaled $2,191,363. The weighted average fair value of options granted in the period was $1.50 (January 31, 2006 - $0.57) .

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the periods:

	January 31,	January 31,
	2007	2006

Risk-free interest rate	3.75%	3.55%
Expected life of options	5 years	3.5 years
Annualized volatility	332%	140%
Dividend rate	0%	0%

Escrow shares

140,625 shares were released from escrow on September 15, 2006, leaving a total of 140,625 (April 30, 2006 – 281,250) shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange. The performance conditions state that the shares may be released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the period ended January 31, 2007:

(a)	The Company recognized fair market value of $607,309 in respect of stock options and agent’s options exercised (Note 6h).

(b)	The Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6j).

(c)	Included in accounts payable was $169,374 related to mineral property costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The following were significant non-cash investing and financing transactions during the period ended January 31, 2006:

(a)	The Company recognized fair market value of $298,996 in respect of stock options and agent’s options and warrants exercised.

(b)	The Company issued a total of 400,000 common shares at a value of $120,000 for property acquisitions .

(c)	The Company issued a total of 402,741 common shares at a value of $322,193 for finders’ fees in conjunction with private placements.

8.	RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the nine months ended January 31, 2007, the Company accrued management fees of $25,000 (2006 - $9,000) from a public Company with directors in common. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the nine months ended January 31, 2007, the Company incurred management fees of $35,000 (2006 – $150,000) to a director. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed.

During the nine months ended January 31, 2007, the Company incurred directors’ fees of $38,000 (2006 - $48,000), to non-executive directors. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the nine months ended January 31, 2007, the Company incurred accounting fees of $Nil (2006 - $51,959) to a private company controlled by a former director. At January 31, 2007, $Nil (April 30, 2006 - $2,536) was owed.

During the nine months ended January 31, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907) to a company that a director is a partner of. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party.

During the nine months ended January 31, 2007, the Company incurred geological consulting fees of $24,300 (2006 - $Nil) to a private company owned by a director. At January 31, 2007, $11,236 (April 30, 2006 - $Nil) was owed to this party.

At January 31, 2007, $328 (April 30, 2006 - $11,685) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at January 31, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for management fees.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

9.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties in North America.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2007
(Unaudited)

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, and due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

11.	SUBSEQUENT EVENTS

Subsequent to January 31, 2007, 385,300 stock options, 147,372 agent options, 5,581,250 warrants and 73,736 agent warrants were exercised for gross proceeds of $8,009,848. Also, subsequent to January 31, 2007, 490,375 common shares were issued for gross proceeds of $707,344 in connection with the warrant incentive program announced on February 9, 2007.

Subsequent to January 31, 2007, the Company granted 1,950,000 stock options to various employees, officers, and directors of the Company for an exercise price of $2.50 per share.

Subsequent to January 31, 2007, the Company entered into an agreement with Target Exploration & Mining Corp. for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. The agreement is subject to the approval by the TSX.